UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CF INDUSTRIES HOLDINGS, INC.

(Name of Subject Company (Issuer))

NORTH ACQUISITION CO.

AGRIUM INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share,

including the associated Series A Junior Participating Preferred Stock purchase rights

(Title of Class of Securities)

125269100

(CUSIP Number of Class of Securities)

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, New York 10011

(212) 894-8700

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Leslie O’Donoghue Agrium Inc. 13131 Lake Fraser Drive S.E. Calgary, Alberta T2J 7E8 Canada (403) 225-7000	Patrick C. Finnerty Blake, Cassels & Graydon LLP 3500 Bankers Hall East Tower 855 Second Street SW Calgary, Alberta T2P 4J8 Canada (403) 260-9600	Edwin S. Maynard Robert B. Schumer Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,024,599,066	$168,773

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The market value of the securities to be received was calculated as the product of (i) 50,171,669 shares of common stock of CF Industries Holdings, Inc., a Delaware corporation (“CFI”), par value $0.01 per share (the sum of (x) 48,393,284 shares of CFI common stock outstanding as of January 31, 2009 and (y) 1,778,385 shares of CFI common stock issuable upon the exercise of outstanding options as of December 31, 2008 (in each case, as set forth by CFI in its Form 10-K, filed on February 26, 2009)) and (ii) the average of the high and low sales prices of CFI common stock as reported on the New York Stock Exchange on March 9, 2009 ($60.285).
**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $55.80 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	$80,026 Form F-4 333-157966	Filing Party: Date Filed:	Agrium Inc. March 16, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements, this “Schedule TO”) is filed by Agrium Inc., a corporation governed by the Canada Business Corporations Act (“Agrium”), and North Acquisition Co., a Delaware corporation (“Offeror”) and a wholly-owned subsidiary of Agrium. This Schedule TO relates to the offer (the “Offer”) by Offeror to exchange for each outstanding share of common stock of CF Industries Holdings, Inc., a Delaware corporation (“CFI”), par value $0.01 per share (including the associated Series A Junior Participating Preferred Stock purchase rights, the “Shares”), at the election of the holder of such Share, one of the following: (a) $31.70 in cash, without interest, and 1.0 common share of Agrium, no par value (the “Agrium Common Share”) (the “Mixed Consideration”), (b) 1.7866 Agrium Common Shares (the “Stock Consideration”), or (c) $72.00 in cash, without interest (the “Cash Consideration”), subject, in the case of elections of the Stock Consideration or the Cash Consideration, to the proration procedures described in the Prospectus (as defined below) and the Letter of Election and Transmittal (as defined below).

Agrium has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, dated March 16, 2009, relating to the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the prospectus/offer to exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus, the Letter of Election and Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Agrium or Offeror, and Agrium’s Annual Report on Form 40-F filed on March 9, 2009, for the fiscal year ended December 31, 2008, which includes audited consolidated annual financial statements consisting of Agrium’s consolidated balance sheets as at December 31, 2008 and 2007 and Agrium’s consolidated statements of operations and retained earnings, cash flows and comprehensive income and shareholders’ equity for each of the years in the three year period ended December 31, 2008, together with the report of Agrium’s auditors thereon, is hereby expressly incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the sections of the Prospectus entitled “Summary” and “Questions and Answers About the Exchange Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is CF Industries Holdings, Inc., a Delaware corporation. Its principal executive office is located at 4 Parkway North, Suite 400, Deerfield, Illinois 60015, and its telephone number at such office is (847) 405-2400.

(b) This Schedule TO relates to Offeror’s offer to purchase all of the issued and outstanding Shares. Based on CFI’s Annual Report on Form 10-K filed with the SEC on February 26, 2009, there were 48,393,284 Shares issued and outstanding as of January 31, 2009 and 1,778,385 Shares issuable upon the exercise of outstanding options as of December 31, 2008.

(c) The Shares trade on the New York Stock Exchange (the “NYSE”) under the symbol “CF.” Information concerning certain high and low sales prices for the Shares on the NYSE is set forth in the section of the Prospectus entitled “Comparative Market Price and Dividend Matters—Market Price History” and is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b) and (c) The information set forth in the sections of the Prospectus entitled “The Companies—Agrium” and “The Companies—Offeror” and the information set forth in Annex A and Annex B to the Prospectus is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the sections of the Prospectus entitled “Summary,” “Background and Reasons for the Offer and Proposed Merger,” “The Offer,” “Description of Agrium Capital Stock” and “Comparison of Shareholders’ Rights,” and the Letter of Election and Transmittal is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(xi) The information set forth in the section of the Prospectus entitled “The Offer—Accounting Treatment” is incorporated herein by reference.

(a)(2) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) and (b) The information set forth in the sections of the Prospectus entitled “Background and Reasons for the Offer and Proposed Merger” and “The Offer—Certain Relationships with CFI” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the sections of the Prospectus entitled “Background and Reasons for the Offer and Proposed Merger” and “The Offer—Purpose of the Offer; the Proposed Merger; Dissenter’s Rights” is incorporated herein by reference.

(c) The information set forth in the sections of the Prospectus entitled “Background and Reasons for the Offer and Proposed Merger,” “The Offer—Ownership of Agrium After the Offer and the Proposed Merger,” “The Offer—Purpose of the Offer; the Proposed Merger; Dissenter’s Rights,” “The Offer—Plans for CFI,” “The Offer—Effect of the Offer on the Market for Shares; New York Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations,” “The Offer—Dividends and Distributions” and “The Offer—Stock Exchange Listing” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in the section of the Prospectus entitled “The Offer—Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth in the section of the Prospectus entitled “The Offer—Certain Relationships with CFI” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Prospectus entitled “The Offer—Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) The information set forth in the section of the Prospectus entitled “Selected Historical Consolidated Financial Data of Agrium” and Agrium’s complete consolidated financial statements, including the notes thereto, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Agrium’s Annual Report on Form 40-F for the year ended December 31, 2008, is incorporated herein by reference. Offeror is newly formed and was organized for the purpose of making the Offer and has no financial assets.

(b) The information set forth in the sections of the Prospectus entitled “Selected Unaudited Pro Forma Condensed Combined Financial Information” and “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated herein by reference. Offeror is newly formed and was organized for the purpose of making the Offer and has no financial assets.

Item 11.	Additional Information.

(a)(1) The information set forth in the section of the Prospectus entitled “The Offer—Certain Relationships with CFI” is incorporated herein by reference.

(a)(2), (3) The information set forth in the sections of the Prospectus entitled “The Offer—Conditions of the Offer” and “The Offer—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Prospectus entitled “The Offer—Effect of the Offer on the Market for Shares; New York Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(5) None.

(b) To the extent not already incorporated into this Schedule TO, the information set forth in the Prospectus and in the Letter of Election and Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Letter of Election and Transmittal, including therein the Substitute Form W-9 (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(a)(1)(B)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(F)	Summary Advertisement as Published in the Wall Street Journal on March 16, 2009 (incorporated by reference to Exhibit 99.6 to the Registration Statement).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange registering the offer and sale of Agrium Common Shares to be issued in the Offer (incorporated by reference to the Registration Statement).

(a)(5)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement).

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule TO is true, complete and correct.

AGRIUM INC.

By:		/S/ BRUCE G. WATERMAN
	Name:	Bruce G. Waterman
	Title:	Senior Vice President, Finance & Chief Financial Officer

By:		/S/ LESLIE A. O’DONOGHUE
	Name:	Leslie A. O’Donoghue
	Title:	Senior Vice President, General Counsel & Corporate Secretary

NORTH ACQUISITION CO.

By:		/S/ BREEN NEESER
	Name:	Breen Neeser
	Title:	Vice President

By:		/S/ GARY J. DANIEL
	Name:	Gary J. Daniel
	Title:	Corporate Secretary

Dated:  March 16, 2009

EXHIBIT INDEX

(a)(1)(A)	Letter of Election and Transmittal, including therein the Substitute Form W-9 (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(a)(1)(B)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(F)	Summary Advertisement as Published in the Wall Street Journal on March 16, 2009 (incorporated by reference to Exhibit 99.6 to the Registration Statement).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange registering the offer and sale of Agrium Common Shares to be issued in the Offer (incorporated by reference to the Registration Statement).

(a)(5)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement).

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